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Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: The Gabelli Global Utility & Income Trust – N-2

        Filing

        File Nos. 333-                 and 811-21529

Ladies & Gentlemen:

On behalf of The Gabelli Global Utility & Income Trust (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder (the “Securities Act Rules”), and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Registration Statement on Form N-2 (the “Registration Statement”).

A fee of $124.50 to cover the registration fee under the Securities Act has been paid.

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If you have any questions or require any further information with respect to this Registration Statement, or any other matter relating to the Fund, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/Kenneth E. Burdon
Kenneth E. Burdon